UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3) *
Leap Wireless International, Inc.

(Name of Issuer)
Common Stock, par value $0.0001 per share

(Title of Class of Securities)
521863308

(CUSIP Number)
Michael Colvin
Highland Capital Management, L.P.
Two Galleria Tower
13455 Noel Road, Suite 1300
Dallas, Texas 75240
(972) 628-4100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 10, 2007

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	521863308

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Highland Capital Management, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	Not Applicable

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7.	SOLE VOTING POWER

NUMBER OF		3,905,355

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		146,726

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,905,355

WITH	10.	SHARED DISPOSITIVE POWER

		146,726

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,052,081

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.9%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN/IA

CUSIP No.	521863308

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Strand Advisors, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	Not Applicable

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7.	SOLE VOTING POWER

NUMBER OF		3,905,355

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		146,726

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,905,355

WITH	10.	SHARED DISPOSITIVE POWER

		146,726

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,052,081

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.9%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	521863308

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). James D. Dondero

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	Not Applicable

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7.	SOLE VOTING POWER

NUMBER OF		3,939,429

SHARES	8.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		146,726

EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,939,429

WITH	10.	SHARED DISPOSITIVE POWER

		146,726

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,086,155

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	6.0%

14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

     This Amendment No. 3 to Schedule 13D is jointly filed by and on behalf of each reporting person to amend and/or supplement the Schedule 13D relating to shares of common stock of the issuer filed by such reporting person with the Securities and Exchange Commission on August 24, 2004, as amended and/or supplemented by Amendment No. 1 to Schedule 13D filed by such reporting person with the Commission on February 7, 2006 and Amendment No. 2 to Schedule 13D filed by such reporting person with the Commission on May 31, 2007 (as amended, the “Schedule 13D”). Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 13D. Except as otherwise provided herein, all Items of the Schedule 13D remain unchanged.
Item 1. Security and Issuer.
     Unchanged
Item 2. Identity and Background.
     Item 2 of the Schedule 13D is hereby amended to read in its entirety as follows:
     “(a) The names of the persons filing this Schedule 13D are Highland Capital Management, L.P., a Delaware limited partnership (“HCMLP”), Strand Advisors, Inc., a Delaware corporation (“Strand”), and James D. Dondero, a United States citizen.
     (b) The business address of HCMLP, Strand, and Mr. Dondero is Two Galleria Tower, 13455 Noel Road, Suite 800, Dallas, Texas 75240.
     (c) This Schedule 13D is filed on behalf of HCMLP, Strand, and Mr. Dondero. Strand is the general partner of HCMLP. Mr. Dondero is the President and a director of Strand. The directors and executive officers of Strand are identified on Appendix I hereto.
     The principal business of HCMLP, a registered investment advisor, is acting as investment advisor and/or manager to other persons. The principal business of Strand is serving as the general partner of HCMLP. The principal business of Mr. Dondero is serving as the President and a director of Strand. The principal business of each director and executive officer of Strand is set forth on Appendix I hereto.
     (d) and (e) During the past five years, none of the reporting persons has been convicted in a criminal proceeding or been a party to a civil proceeding, in either case of the type specified in Items 2(d) or (e) of Schedule 13D.
     (f) HCMLP and Strand were organized under the laws of the State of Delaware. Mr. Dondero is a citizen of the United States. The citizenship of each director and executive officer of Strand is set forth on Appendix I hereto.”
Item 3. Source and Amount of Funds or Other Consideration.
     Unchanged
Item 4. Purpose of the Transaction.
     Item 4 of the Schedule 13D is hereby supplemented as follows:
     “On September 10, 2007, Mr. Dondero resigned as a member of the board of directors of the issuer.”
Item 5. Interest in Securities of the Issuer.
     Item 5 of the Schedule 13D is hereby amended to read in its entirety as follows:

     “(a) Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.
     Each reporting person may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purposes of Section 13(d) or 13(g) of the Act. Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer or (ii) a member of any group with respect to the issuer or any securities of the issuer.
     The following table sets forth the aggregate number and percentage of the shares of common stock of the issuer beneficially owned by each person named in the table:

	Aggregate Number of	Percentage of
	Shares of Common Stock	Common Stock
	Beneficially Owned	Beneficially Owned

Highland Capital Management, L.P. (1)	4,052,081	5.9
Strand Advisors, Inc. (1)	4,052,081	5.9
James D. Dondero (1)	4,086,155 (2)	6.0

(1)	HCMLP serves as an investment adviser and/or manager to other persons. HCMLP may be deemed to beneficially own securities owned and/or held by and/or for the account and/or benefit of other persons. Strand is the general partner of HCMLP. Strand may be deemed to beneficially own securities owned and/or held by and/or for the account and/or benefit of HCMLP. Mr. Dondero is the President and a director of Strand. Mr. Dondero may be deemed to beneficially own securities owned and/or held by and/or for the account and/or benefit of Strand.

(2)	Includes (i) 21,900 shares issuable by the issuer to Mr. Dondero pursuant to the exercise of a non-qualified stock option dated March 11, 2005 at an exercise price of $26.51 per share, with one-third of the aggregate shares under the option vesting on each of March 11, 2005, January 1, 2006, and January 1, 2007; (ii) 7,500 shares issuable by the issuer to Mr. Dondero pursuant to the exercise of a non-qualified stock option dated March 11, 2005 at an exercise price of $26.51 per share, with one-third of the aggregate shares under the option vesting on each of January 1, 2006, January 1, 2007, and January 1, 2008; (iii) 1,200 shares issuable by the issuer to Mr. Dondero pursuant to the exercise of a non-qualified stock option dated March 11, 2005 at an exercise price of $26.51 per share, with one-third of the aggregate shares under the option vesting on each of January 1, 2006, January 1, 2007, and January 1, 2008; (iv) 2,264 shares issued by the issuer to Mr. Dondero pursuant to the exercise of a restricted stock award dated May 18, 2006 at an exercise price of $0.0001 per share, with one-third of the aggregate shares under the award vesting on each of May 18, 2007, May 18, 2008, and May 18, 2009; and (v) 1,210 shares issued by the issuer to Mr. Dondero pursuant to the exercise of a restricted stock award dated May 29, 2007 at an exercise price of $0.0001 per share, with one-third of the aggregate shares under the award vesting on each of May 29, 2008, May 29, 2009, and May 29, 2010.

(b)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote:

See Item 7 on the attached cover page(s).

(ii)	Shared power to vote or to direct the vote:

See Item 8 on the attached cover page(s).

(iii)	Sole power to dispose or to direct the disposition of:

See Item 9 on the attached cover page(s).

(iv)	Shared power to dispose or to direct the disposition of:

See Item 10 on the attached cover page(s).
     (c) Except as otherwise described herein, no transactions in the common stock of the issuer were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by any person named in response to paragraph (a) of this Item 5.
     (d) Other persons may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of common stock of the issuer beneficially owned by HCMLP, Strand, and/or Mr. Dondero.
     (e) Not applicable.”
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     Unchanged
Item 7. Material to be Filed as Exhibits.
     Unchanged

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 14, 2007	HIGHLAND CAPITAL MANAGEMENT, L.P.

	By:	Strand Advisors, Inc.
	Its:	General Partner

	By:	/s/ James D. Dondero

	Name:	James D. Dondero
	Title:	President

STRAND ADVISORS, INC.

	By:	/s/ James D. Dondero

	Name:	James D. Dondero
	Title:	President

JAMES D. DONDERO

	By:	/s/ James D. Dondero

	Name:	James D. Dondero

APPENDIX I
     The name of each director and executive officer of Strand is set forth below. The business address of each person listed below is Two Galleria Tower, 13455 Noel Road, Suite 800, Dallas, Texas 75240. Each person identified below is a citizen of the United States of America. The present principal occupation or employment of each of the listed persons is set forth below. During the past five years, none of the individuals listed below has been convicted in a criminal proceeding or been a party to a civil proceeding, in either case of the type specified in Items 2(d) or (e) of Schedule 13D.

Present Principal Occupation or Employment
Name	and Business Address (if applicable)
James Dondero, Director	President
Mark Okada	Executive Vice President
Michael Colvin	Secretary
Todd Travers	Assistant Secretary
Patrick Daugherty	Assistant Secretary
Ken McGovern	Treasurer